UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden hours per response . . . 12.00


07005572

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NFB INVESTMENT SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
265 BROADHOLLOW ROAD
(No. and Street)

MELVILLE	NY	11747
(City)	(State)	(Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL KELLY **(631) 577-3290**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ERNST & YOUNG LLP
(Name – *of individual, state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NFB Investment Services Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Mary Ann Descovich
Notary Public

MARY ANN DESCOVICH
Notary Public, State of New York
No.01DE4675806
Qualified in Queens County
Commission Expires March 30, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

NFB Investment Services Corp.
(A Wholly Owned Subsidiary of Capital One Financial Corp.)
Year Ended December 31, 2006
(With Report of Independent Registered Public Accounting Firm)

NFB Investment Services Corp.
(A Wholly Owned Subsidiary of Capital One Financial Corp.)

Statements of Financial Condition

Year Ended December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
NFB Investment Services Corp.:

We have audited the accompanying statement of financial condition of NFB Investment Services Corp. (the "Company"), a wholly owned subsidiary of Capital One Financial Corp. as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NFB Investment Services Corp. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 9, 2007

NFB Investment Services Corp.
(A Wholly Owned Subsidiary of Capital One Financial Corp.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and Cash Equivalents	$ 1,219,667
Cash Segregated under Federal Regulations	20,345
Deposit with Clearing Broker	157,272
Commissions Receivable	184,567
Furniture, Fixtures and Equipment, net	110,305
Prepaid Expenses	99,353
Due from Affiliates	9,743
Income Tax Receivable	317,477
Securities Owned, at market value	9,237
Total Assets	$ 2,127,966
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts Payable and Accrued Expenses	$ 184,486
Payable to Investment Companies	20,345
Total Liabilities	204,831
Stockholder's Equity	1,923,135
Total Liabilities and Stockholder's Equity	$ 2,127,966

See accompanying notes to this Statement of Financial Condition

NFB Investment Services Corp.
(A Wholly Owned Subsidiary of Capital One Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2006

1. General

NFB Investment Services Corp. (the "Company"), a wholly owned subsidiary of Capital One Financial Corp. ("Capital One"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not clear trades, carry customer accounts or offer margin services. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "Clearing Broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The Clearing Broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the Clearing Broker. Additionally, the Company accepts customer orders for alternative investment products on a fully disclosed basis with unaffiliated third party vendors.

Effective December 1, 2006, the Company became a direct wholly owned subsidiary of Capital One Financial Corp., through Capital One's acquisition of North Fork Bancorporation, Inc. Previously, the Company was a direct wholly owned subsidiary of North Fork Bancorporation, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States and prevailing practices within the broker-dealer industry. The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions relating to the reporting of assets and liabilities, and the disclosure of contingent assets and liabilities. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at market value, or fair value, or are carried at amounts that approximate current fair value due to their short-term nature.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The Company uses the asset and liability method for providing for income taxes. The operations of the Company are included in the consolidated Federal and combined New York State and New York City income tax returns filed by Capital One. Tax expenses or benefits are allocated among members in the consolidated group based on a separate return basis.

Benefit Plans

The Company's employees are included in the employee benefit plans maintained by Capital One, subject to the provisions of the respective plans.

Cash and Cash Equivalents

The Company considers cash equivalents to be short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of less than three months at the time of purchase. Included in cash and cash equivalents at December 31, 2006 is $54,867 of deposits held by an affiliated bank.

Cash Segregated under Federal Regulations

Cash Segregated under Federal Regulations represents monies received by the Company from customers for the purchase of certain alternative investment products. Cash Segregated under Federal Regulations is not considered to be a cash equivalent. Pursuant to SEC Rule 15c3-3, the Company remits this cash to investment companies within one business day from receipt.

2. Summary of Significant Accounting Policies (continued)

Furniture, Fixtures, and Equipment

Furniture, Fixtures and Equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the owned asset. Balances at December 31, 2006 are as follows:

Office Equipment	$ 292,554
Less: Accumulated Depreciation	(182,249)
Total, net	$ 110,305

3. Related Party Transactions

The Company's operating office is leased from an affiliated bank. In addition, in accordance with the terms of an agreement between the Company and the affiliated bank, the Company markets and sells certain nondeposit investment products to the public, including customers of the affiliated bank, from certain branch premises of the affiliated bank. This agreement provides for a specified monthly rental amount to the affiliated bank.

Pursuant to the terms of an agreement between the Company and an affiliated insurance agency, the Company markets and sells variable annuities through the affiliated agency.

4. Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method as required by Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes*. Under the asset and liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the consolidated federal and combined state and local income tax returns of the Capital One. The Company calculates its income tax expense as though it filed a separate tax return.

4. Income Taxes (continued)

As of December 31, 2006, the Company did not separately state there deferred tax amounts as there were no significant temporary differences.

A tax receivable of $317,477 is due from Capital One as a result of tax payments made during the year.

5. Financial Instruments with Off-Balance Sheet Risk

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(iv)) which requires the maintenance of minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 1,500% of net capital.

In addition, pursuant to an agreement between the Company and the District Committee for District No. 10 of the National Association of Security Dealers (NASD), dated February 4, 1994, the Company agreed to continue to maintain 120% (i.e. $60,000) of its minimum net capital requirement pursuant to SEC Rule 15c3-1.

At December 31, 2006, the Company had Net Capital, as defined, of $1,173,863 that is in excess of its required Net Capital of $50,000 by $1,123,863. The Company's percentage of aggregate indebtedness to net capital was 17.1%.

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.


END